Conrad C. Lysiak
Attorney at Law
601 West First Avenue
Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

February 7, 2005

Mr. H. Christopher Owings, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 0304
Washington, D.C. 20549-0304

RE: Sydys Corporation
Form SB-2 Registration Statement
File No. 333-120893

Dear Mr. Owings:

In response to your letter of comments dated September 10, 2004, please be advised as follows:

General

1. Sydys is not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended (the "Act") defines the term "blank check company" to mean, any development stage company that is issuing a penny stock that, "(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies."

You definition of a blank check company is erroneous and while it has been publicly disseminated for comment, it has not been adopted and accordingly is not law at this time.

Sydys has a specific plan and purpose. Its business purpose is to locate publishers and sell their advertising inventory to its customers. The fact that Sydys is a start-up company is not relevant or material to the issue of being a blank check corporation. In fact in Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, " . . ., start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering." If start-up companies were subject to Rule 419, all start-up businesses, would be considered blank check companies.

Securities and Exchange Commission
RE: Sydys Corporation
Form SB-2 Registration Statement
File No. 333-120893
February 7, 2005

Further, Sydys has not indicated in any manner whatsoever, that is plans to merge with an unidentified company or companies. Its plan, again, is to engage in the business of locating publishers and sell their advertising inventory to its customers.

As a matter of law, Sydys is not a blank check corporation as defined in section 7(b)(3) of the Act and is not subject to the provisions or Rule 419 of the Act.

Facing Page

2. The language requested has been provided.

Front Cover of Prospectus

3. The language you have requested has been provided, however, it appears that it is inappropriate to include such language pursuant to Item 501 of Reg. S-B.

4. The information requested has been provided.

5. Supplementally, it costs money to open an escrow account and there is no legal requirement to have one. Accordingly, one has not been opened. Interest will be retained by Sydys. The disclosure regarding the interest has been provided. Again it appears inappropriate to include the language on the front cover page pursuant to Item 501 of Reg. S-B.

6. The prospectus will not be used before the effective date.

7. The unaffiliated third parties have been identified. Again it appears inappropriate to include the language on the front cover page pursuant to Item 501 of Reg. S-B.

Summary Information

8. The details requested have been provided.

Risk Factors

9. Risk factor no. 6 has been revised.

Securities and Exchange Commission
RE: Sydys Corporation
Form SB-2 Registration Statement
File No. 333-120893
February 7, 2005

10. We disagree with your position that we do not have a detailed, viable business plan. Accordingly no risk factor has been provided. Please schedule a telephone conference call to resolve this issue.

11. Supplementally, there are no industry or regulatory risks. Accordingly, no risk factor is provided.

12. Your proposed risk is "generic." There is no material risk to investors as a result of such determination.

Use of Proceeds

13. The disclosure you have requested has been provided.

14. The table has been revised.

15. There is no escrow.

16. The disclosure you have requested has been provided.

17. We are confused by your comment. It does not appear to be material. Only Sydys is responsible for paying the expenses. If the minimum amount is not raised, the expenses will not be paid.

Determination of the Offering Price

18. The registration statement has been revised to eliminate reference to a prospectus supplement.

19. The disclosure you have requested has been supplied.

Description of Business

20. The disclosure you have requested has been supplied.

21. The disclosure you have requested has been supplied.

22. The disclosure you have requested has been supplied.

Securities and Exchange Commission
RE: Sydys Corporation
Form SB-2 Registration Statement
File No. 333-120893
February 7, 2005

23. The disclosure you have requested has been supplied.

24. The disclosure you have requested has been supplied.

25. The statistical information has been deleted.

26. The disclosure you have requested has been supplied.

27. The disclosure you have requested has been supplied.

28. The disclosure you have requested has been supplied.

29. The disclosure you have requested has been supplied.

Management's Discussion and Analysis or Plan of Operation

30. The disclosure you have requested has been supplied.

31. The disclosure you have requested has been supplied.

32. The disclosure you have requested has been supplied.

33. The disclosure you have requested has been supplied.

34. The disclosure you have requested has been supplied.

35. The disclosure you have requested has been supplied.

36. The disclosure you have requested has been supplied.

Directors, Executive Officers, Promoters and Control Persons.

37 The disclosure you have requested has been supplied.

38. We have no key employees other than our offices. Reference to key employees has been deleted.

Securities and Exchange Commission
RE: Sydys Corporation
Form SB-2 Registration Statement
File No. 333-120893
February 7, 2005

Executive Compensation

39. The disclosure you have requested has been supplied.

Security Ownership of Certain Beneficial Owners and Managment.

40. The disclosure you have requested has been supplied.

Selling Security Holders

41. The disclosure you have requested has been supplied.

42. The disclosure you have requested has been supplied.

43. The disclosure you have requested has been supplied.

44. No revision has been made. A promoter may or may not be an officer or director. Promoters are persons instrumental in the founding of the Company. See Securities Exchange Act of 1934.

45. No selling security holder is a broker-dealer.

46. No selling security holder is an affiliate of a broker-dealer.

Certain Relationships and Related Transactions

47. The disclosure you have requested has been supplied.

48. The disclosure you have requested has been supplied.

Financial Statements

49. Under United States GAAP, the fair market value of contributed executive services be recorded as an expense, even when they are not paid. However, there were no non-monetary transactions for services between the Company and its officers, directors and shareholders since inception. In addition, the Company's officers, directors and shareholders did not contribute any assets to the Company. Hence, no non-monetary transactions were recorded in the financial statements

Securities and Exchange Commission
RE: Sydys Corporation
Form SB-2 Registration Statement
File No. 333-120893
February 7, 2005

50. Please see the amended financial statements filed with the Amended Registration Statement.

51. The Company will be working on tailoring has not yet commenced its development of the AdX software for its specific use. This development has yet to be commenced as at period end. Please refer to Note 1 of the amended financial statements filed with the Amended Registration Statement.

52. Note 1(e) was revised to reference SFAS 107. Note 1(m) was added to reflect SFAS 133. Please see the amended financial statements filed with the Amended Registration Statement.

53. The Company presently operates in only one segment, being the information technology sector in Canada. Therefore, no additional segmented reporting is required.

54. Please refer to Note 5 of the amended financial statements filed with the Amended Registration Statement.

55. The foreign currency translation did not have an impact to the financial statements. No significant realized exchange gains or losses were recorded in the period ended September 30, 2004. Please refer to Note 1(k) of the amended financial statements filed with the Amended Registration Statement.

56. Please refer to Note 2 of the amended financial statements filed with the Amended Registration Statement.

Undertakings

57. The undertakings has been revised.

Signatures

58. The signature page has been revised.

Exhibit 5.1

59. Exhibit 5.1 has been revised.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak